

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2007

Mr. Kam Shah, Chief Financial Officer
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario
Canada M5R 2G3

> **Re:** **Bontan Corporation Inc.**
> **Form 20-F/A for the Fiscal Year Ended March 31, 2006**
> **Filed February 5, 2007**
> **File No. 000-30314**
>
> **Response Letter Dated February 2, 2007**

Dear Mr. Shah:

We have reviewed your Form 20-F/A for the fiscal year ended March 31, 2006, and response letter dated February 2, 2007, and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended March 31, 2006

Note 16. Differences Between Canadian and United States Generally Accepted
Accounting Principles, page 25

1.   We note your response to comment six of our letter dated January 24, 2007.
Please confirm our understanding that you treat all foreign operations as
integrated foreign operations as set forth in CICA 1651.07 under Canadian
GAAP. As such, you include the gains or losses on translation in the consolidated
statements of operations.   We note in Note 2 to your consolidated financial
statements that your functional currency is the Canadian dollar. Tell us how you
account for foreign currency translation under U.S. GAAP. As set forth in
paragraph 15 of SFAS 52, a change in exchange rates between the functional
currency and the currency in which a transaction is denominated represents a
transaction gain or loss that is included in net income. In your case, it appears to
us that changes in exchange rates between the functional currency (Canadian
dollar) and the foreign currencies should be reported in net income, which would
be consistent with your treatment under Canadian GAAP, and no U.S. GAAP
difference should exist. Please advise us if our understanding is incorrect and cite
the specific accounting guidance under Canadian GAAP and U.S. GAAP that you
relied upon to support your positions. Otherwise, provide us with an assessment
of the materiality of the error under SAB 99.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief